BRANDEN T. BURNINGHAM

ATTORNEY AT LAW

455 EAST FIFTH SOUTH * SUITE 205

SALT LAKE CITY, UTAH  84111

      TELEPHONE:  (801) 363-7411

ADMITTED IN UTAH AND CALIFORNIA

      FACSIMILE:    (801) 355-7126

June 13, 2007

Kristi Marrone

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

Zaldiva, Inc., a Florida corporation (the “Company”)

Annual Report on Form 10-KSB-A2 for the fiscal year ended September 30, 2006

Quarterly Report on Form 10-QSB-A2 for the quarterly period ended December 31, 2006

Quarterly Report on Form 10-QSB-A1 for the quarterly period ended March 31, 2007

Commission File No. 0-49652

Dear Ms. Marrone:

Pursuant to our telephone conversation on June 12, 2007, the Company is submitting the following proposed responses to Daniel Gordon’s comment letter dated June 1, 2007.  Each of the paragraphs below corresponds to the appropriate numbered paragraph of Mr. Gordon’s letter.

1.

Please file an Item 4.02 8-K indicating that the previously filed financial statements can no longer be relied upon.

The Company filed the requested Form 8-K on June 7, 2007.

2.

Please make all applicable changes noted below to the Forms 10-QSB for the quarters ended December 31, 2006 and March 31, 2007 in addition to the Form 10-KSB for the year ended September 30, 2006.

The Company will filed amended Forms 10-QSB for the quarterly periods ended December 31, 2006, and March 31, 2007, at the same time that it files its amended Annual Report on Form 10-KSB for the fiscal year ended September 30, 2006.

3.

We note that you have presented preferred stock outside of Stockholders’ Deficit, but according to paragraph 12(a) of SFAS 150 the preferred stock should be classified as a liability.  Please revise to classify the shares of preferred stock as a liability.  Refer also to paragraph 18 of SFAS 150.

This comment will be addressed by moving the “Total Liabilities” summation to below the Preferred Stock entry and including Preferred Stock in the summation.

4.

Please advise us of how you accounted for the $15,000 preferred dividends declared in 2005.  They do not appear to be included in the statement of operations for the year ended September 30, 2005.

These dividends will be reclassed as interest expense.

5.

We note that you have recorded $141,176 additional interest expense in 2006 for the difference in the value of the preferred stock and the liability.  However, the interest expense should have been recorded in the periods in which the shares were issued.  Please amend your financial statements to record the additional interest expense in the appropriate periods.

The Company will record $88,235 interest expense in September, 2004, and $52,941 in August, 2005, and remove the $141,176 of interest expense recorded in September, 2006.

6.

As previously requested, please advise us of your basis in GAAP for not depreciating your building and related improvements.  In your response, please tell us when the property was available and ready for use, regardless of when it was placed in service.  We may have further comment.

The Company will revise Note D to its financial statements for the calendar year ended September 30, 2006, as follows:

NOTE D  Property

During September 2004, the Company purchased a small building on a parcel of land, on which it planned to construct a new retail building.  The retail building was not available and ready for use as of September 30, 2006.  The building’s construction was not fully completed, nor had the Company received the sign off on city permits and approvals or any certificate of occupancy as of September 30,

2006.  Therefore, no depreciation is recorded for this asset or the improvements made thereon in the current year.

As of November 2006, all construction, sign off on permits and approvals were completed and we received our certificate of occupancy.  Thus, the retail building was available and ready for use as of November 2006.

Please advise whether these changes will completely address Mr. Gordon’s comments and the Company will file the above-referenced amendments.

Thank you very much.

Sincerely yours,

/s/ Branden T. Burningham

Branden T. Burningham

cc:  Zaldiva, Inc.